

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   November 22, 2016

Via E-mail
Jason Greene
Chief Legal Officer
Berry Plastics Group, Inc.
101 Oakley Street
Evansville, IN 47710

        Re: Berry Plastics Group, Inc.
                Amendment No. 1 Registration Statement on Form S-4
                Filed November 8, 2016
                File No. 333-213803

Dear Mr. Greene:

        We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1.   We note your disclosure that AEP will not re-solicit votes from its stockholders regarding adoption of the merger agreement in the event that Berry makes the Alternative Funding Election. We note that delivery of the tax opinions and the absence of a parent material adverse event are closing conditions to the merger. We note that Berry may select the Alternative Funding Election if (1) AEP provides written notice to Berry that there is a parent material adverse effect (as defined in the merger agreement) or (2) that the written tax opinion that the mergers will be treated as a "reorganization" for U.S. federal income tax purposes required to be delivered to AEP in connection with the mergers cannot be delivered. It is our position that that re-solicitation is generally required when companies waive material conditions to a merger. For example, in Section III.D.3 of Staff Legal Bulletin No. 19 (October 14, 2011), the Staff takes the position that a registrant must undertake to recirculate and resolicit if the tax opinion condition is waived and the change in tax consequences is material. Further, we believe that the nature of the consideration to be received by shareholders in the merger is material to their investment decision whether to approve the merger. Therefore, we believe that you should resolicit shareholders if Berry selects the Alternative Funding Election to give investors an opportunity to separately consider the merger on those terms.   Please revise accordingly, or provide a legal analysis supporting your belief that a re-solicitation is not necessary.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 21
Description of Transactions, page 25

2.   Please expand your disclosures for the acquisition of AVINTIV to state the percentage of
        voting equity interest acquired. Please refer to ASC 805-10-50-2.b. In this regard, we
        note an allocation to non-controlling interest in footnote (1) on page 26.

Balance Sheet, page 26

3.   Please revise footnote (1) to separately present assets acquired from liabilities assumed
        (i.e., separately present other assets from long-term liabilities). Please also address this
        comment for the purchase price allocation for the AEP merger.

4.   Please tell us why you are recognizing deferred purchase price as part of your purchase
        price allocation. Refer to ASC 805-30-30-7 for guidance. If this amount represents
        contingent consideration, please provide the disclosures required by ASC 805-30-50-1.c.

5.   Please tell us why you are including an adjustment for spare parts reclassification from
        property and equipment to inventory, as AVINTIV is included in Berry's historical
        column.

6.   Please expand footnote (b) to provide a more specific description of what the settlement
        receivable is and the specific facts and circumstances that led to the adjustment, which
        should clarify whether the adjustment is a measurement period adjustment offset to
        goodwill or current period change in estimate impacting the income statement.

7.   Please expand footnote (c) to provide sufficient information to allow an investor to
        understand how you arrived at the adjustment amount. Please see footnote (h) as an
        example.

8.   Please help us better understand what the pushdown adjustment referenced in footnote (d)
        is and how you determined this adjustment is appropriate for the acquisition of AVINTIV
        reflected in Berry's consolidated pro forma financial statements, including how you
        determined the adjustment is factually supportable.

9.   We note your statement on page 25 that the aggregate consideration is estimated to be
        $735 million, including AEP's net debt. Please expand your disclosures to reconcile the
        $587 million for the cash and equity issuance fair value and the $204 million repayment
        of the outstanding notes with the $735 million aggregate consideration to provide
        investors with the components of the total purchase price. Please also reconcile this
        disclosure with the allocation in footnote (j).

Statement of Operations, page 29

10. Please expand footnote (m) to clarify why your adjustment is decreasing depreciation when you indicate in your adjustment is to increase depreciate for the step up in the valuation of tangible assets.

11. Please expand footnote (p) to disclose the specific rate you are using to calculate interest expense. Please tell us why you are using 1% for LIBOR, as it appears that the 1-year LIBOR rate is above this percentage. Please also disclose the effect on income of a 1/8 percent variance on interest rates. Please also address this comment in footnote (t).

12. We note from footnote (q) that you are recognizing a $53 million tax benefit from the release of a valuation allowance for AVINTIV's net operating losses. Please help us understand why you are recognizing the release of the valuation allowance in the income statement rather than as part of the purchase price allocation.

You may contact Tracey Houser, Staff Accountant at 202-551-3736 or Melissa Rocha, Senior Assistant Chief Accountant, at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or Asia Timmons-Pierce, Staff Attorney at 202-551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Via E-mail
Eliot Robinson
Bryan Cave LLP